Exhibit 99.16

FIRST QUARTER REPORT March 31, 2011 Unaudited

SANDSTORM GOLD LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS with Canadian generally accepted accounting principles (“GAAP”). The Company’s 2010 comparatives in this MD&A are presented in accordance with International Financial Reporting Standards (“IFRS”). The Company’s transition date was January 1, 2010, and accordingly the 2009 comparative information in this MD&A is presented in accordance with GAAP. The information contained within this MD&A is current to June 13, 2011 and is stated in U.S. dollars unless otherwise noted. This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Sandstorm for the three months ended March 31, 2011 and related notes thereto which have been prepared in accordance with IAS 34: Interim Financial Reporting as issued by the International Accounting Standard Board (“IASB”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance For the Three Months Ended March 31, 2011 02 SANDSTORM GOLD LTD.

03 HIGHLIGHTS Sandstorm received its first gold shipments from the Black Fox Mine and continued to receive gold shipments from the Aurizona, Santa Elena, and Summit Mines resulting in a total of 2,638 gold ounces purchased and sold during the first three months of 2011. Operating cash flow for the three months ended March 31, 2011of $1.6 million. On January 17, 2011, the Company entered into a gold stream agreement with Metanor Resources Inc. to purchase 20% of the life of mine gold produced from the Bachelor Lake mine. On February 9, 2011, the Aurizona Mine reached full commercial production. During the three months ended March 31, 2011, Rambler received final construction approval for its Ming Mine and as a result Sandstorm remitted the final upfront payments of $13.0 million. SANDSTORM GOLD LTD.

04 OVERVIEW Sandstorm is a growth focused company that seeks to acquire gold purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has six Gold Streams. Effective February 17, 2011, the Company changed its name from Sandstorm Resources Ltd. to Sandstorm Gold Ltd. OUTLOOK Based on existing Gold Stream agreements, forecast 2011 attributable production is 13,000 to 18,000 gold ounces, increasing to over 50,000 gold ounces per annum by 2014. This growth is driven by the Company’s portfolio of Gold Stream agreements with mines, all of which are either currently producing or expected to commence commercial production by 2014. SANDSTORM GOLD LTD.

05 The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. On February 9, 2011, the Aurizona Mine reached full commercial production. Current activities at the Aurizona Mine include: GOLD STREAMS AURIZONA GOLD STREAM Gold production for the three months ended March 31, 2011 was approximately 9,200 ounces. The lower production compared to the three months ended December 31, 2010 was due to the onset of the rain season and an increase in downtime in preparation for a planned plant shutdown and upgrade that was completed in April 2011. mill in April. The plant is currently being ramped up to full feasibility production levels to consistently produce an average of 4,500 tonnes per day capacity. On April 18, 2011, Luna reported positive assay results from seven new drill holes. Significant mineralized intercepts are: 55.00 metres @ 4.15 grams/tonne Au including 1.00 metre @ 20.00 grams/tonne Au and 17.00 metres @ 7.80 grams/tonne Au in BRAZD293A 29.00 metres @ 2.53 grams/tonne Au including 0.50 metres @ 57.00 grams/tonne Au in BRAZD301 21.00 metres @ 2.50 grams/tonne Au including 8.00 metres @ 5.21 grams/tonne Au in BRAZD297 SANDSTORM GOLD LTD. Luna installed a reduction gear box in the SAG mill and installed a pinion in a ball Luna approved a major 2011 exploration budget and continued to drill the Aurizona deposit.

06 Significant mineralized intercepts are: 11.00 metres @ 15.48 grams/tonne Au including 0.50 metres @ 20.60 grams/tonne Au and 0.50 metres @ 282.00 grams/tonne Au in BRAZD294 48.00 metres @ 3.29 grams/tonne Au including 12.00 metres @ 7.93 grams/tonne Au and 1.00 metre @ 9.84 grams/tonne Au in BRAZD299 56.00 metres @ 1.92 grams/tonne Au including 15.00 metres @ 3.22 grams/tonne Au and 3.00 metres @ 6.81 grams/tonne Au in BRAZD296 AURIZONA GOLD STREAM (Continued) SANDSTORM GOLD LTD. On June 6, 2011, Luna reported further positive assay results from six new drill holdes.

07 The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold. During the fourth quarter of 2010, SilverCrest began production and commission phase activities at the Santa Elena Mine. Current activities at the Santa Elena Mine include: SANTA ELENA GOLD STREAM 10 year mine life and annual full year production of approximately 30,000 ounces of gold. The high grade ore of the Main Zone is currently being mined which will provide the majority of the ore to be mined in 2011. approximately 14,940 ounces of gold that are under leach. In the first 90 days of the leach cycle for current ore on the pad, recovery was estimated at 25% to 30% for gold. designed and expected. SANDSTORM GOLD LTD. A National Instrument (“NI”) 43-101 Technical report was filed in April 2011 which estimates a An estimated 220,000 tonnes of ore crushed in the three months ended March 31, 2011. Mining of lower grade material was completed and the lower grade stock pile was processed. The heap leach pad currently holds an estimated 555,000 tonnes of ore containing The Merrill Crowe recovery unit, refinery and on-site lab are all performing as

08 BLACK FOX GOLD STREAM ounces of gold. the three months ended June 30, 2011. ounces of gold during the three months ended September 30, 2011. grade of 6.2 grams per tonne. The open pit mine is currently providing 1,600 to 1,700 tonnes per day of ore at an average grade of 3.4 grams per tonne. quarter of 2011. The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension. The Black Fox Mine is currently operating as an open pit mine, but since mid-2010, began development of an underground mine. Both open pit and underground operations are expected to run concurrently. During the three months ended March 31, 2011, Brigus shut down mining operations to complete a new ventilation and service raise. Mining of ore recommenced in April 2011. The gold received by Sandstorm from the Black Fox Mine during the three months ended March 31, 2011 were from low-grade stockpiles held in inventory at the end of 2010. Current activities at the Black Fox Mine include: SANDSTORM GOLD LTD.  Production during the three months ended March 31, 2011 was approximately 8, 500 The black Fox Mine is expected to produce between 16,500 and 18,000 ounces of gold during The Black Fox Mine is expected to reach a steady state annual production level of 104,000 Brigus is currently mining 300 ti 400 tonnes per day from the underground mine at an average Commercial production on the undergroung mine is expected to be reached during the second Exploration is ongoing with a drill program being pursed at the Black Fox Mine.

09 The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming Copper-Gold mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. For consideration, the Company paid $7.0 million in 2010 and $13.0 million during the three months ended March 31, 2011 for a total of $20.0 million upfront payments. During the three months ended March 31, 2011, the Ming Mine. Rambler has provided to the Company the following completion guarantees: (i) that the Ming Mine will begin gold production by September 4, 2011 or Rambler will be required to fully refund the $20.0 million upfront deposit plus 8% interest, compounded annually, (ii) that within 24 months of commencement of production, Rambler will have produced and sold a minimum of 24,000 ounces of payable gold or the Company will have the option to require a partial refund of the upfront deposits, and (iii) that the Company will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production. On May 10, 2011, Rambler announced that it has intersected visible gold mineralization during pre-production development on the 1700 level of the Ming Mine through a number of chip samples and muck samples. The highlights are a combined development face sampling return grade of 44.47 g/t gold, 1.96% copper, and 20.02 g/t silver including composited chip sample of 227.15 g/t gold over 4.50 metres and composited historic pillar sample returning grade of 5.76 g/t gold, 3.47% copper, and 103.23 g/t silver over 3.90 metres. Current activities at the Ming Mine include: The new office dry facility is complete and in operation. native gold and an ongoing sampling and mapping program of exposed faces will be continued to determine the extent of high grade copper and gold mineralization in the immediate area. and heating units. MING GOLD STREAM SANDSTORM GOLD LTD. Construction is proceeding on the new copper concentrator and concentrate storage facility, Most of the underground equipment has been delivered and pre-production is underway. An exploration program is being designed to further define the extent and controlling structure of the Refurbishment of mine ventilation infrrastructure has begun including replacement of the building

10 The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s (“Santa Fe”) Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. In 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold and silver. In addition, bulk flux shipments have been made to smelters located in Arizona. The current production rate is 100-150 tons per day. The Summit Mine and the Lordsburg Mill are expected to attain commercial production during the second half of 2011. During the three months ended March 31, 2011, the Company agreed to defer the deadline of Santa Fe’s production guarantee to deliver a certain minimum number amounts of payable gold to Sandstorm from June 2011 to June 2012 in exchange for 700 ounces of gold which are expected to be delivered to the Company during the second quarter of 2011. SUMMIT GOLD STREAM On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. For consideration, Sandstorm made upfront payments of $14.0 million and will make a further upfront payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the first six years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of Val d’Or in Quebec, Canada. On January 4, 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of approximately 200,000 ounces over an initial three and a half year mine life. Production is expected to begin during 2012. The Bachelor Lake Mine is projected to produce an average of 60,000 ounces of gold per year and will be utilizing the low cost, long-hole mining method along with an existing, and fully functional, operating mill and surface infrastructure. BACHELOR LAKE GOLD STREAM SANDSTORM GOLD LTD.

SUMMARY OF QUARTERLY RESULTS

	Quarters Ended			
In $000s	Mar. 31, 2011	Dec. 31, 2010[1]	Sept. 30, 2010[1]	June 30, 2010[1]
Gold ounces produced and sold	2,638	1,939	257	126
Gold sales	$ 3,668	$ 2,672	$ 322	$ 155
Average realized gold price per ounce	1,390	1,378	1,251	1,233
Average cash cost per ounce (see Non-IFRS Measures)	417	395	400	400
Net income (loss)	958	1,690	(225)	(1,065)
Basic income (loss) per share	0.00	0.01	(0.00)	(0.00)
Diluted income (loss) per share	0.00	0.01	(0.00)	(0.00)
Operating cash flow	1,616	463	(105)	(386)
Total assets	133,474	131,732	74,848	74,975
Total long-term liabilities	-	-	-	-

	Quarters Ended			
In $000s	Mar. 31, 2010[1]	Dec. 31, 2009[2]	Sept. 30, 2009[2]	June 30, 2009[2]
Gold ounces produced and sold	-	-	-	-
Gold sales	$ -	$ -	$ -	$ -
Net income (loss)	(4,282)	(954)	32	1,925
Basic income (loss) per share	(0.02)	(0.00)	0.00	0.02
Diluted income (loss) per share	(0.02)	(0.00)	0.00	0.02
Operating cash flow	(792)	(549)	(469)	134
Total assets	74,814	74,137	42,111	41,761
Total long-term liabilities	-	-	-	-

1) The quarters in 2010 were previously reported under GAAP and have been restated to IFRS.

2) The quarters in 2009 are reported under GAAP.

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SUMMARY OF QUARTERLY RESULTS (Continued)

The Company's operating segments for the three months ended March 31, 2011 are summarized in the table below:

In $000s	Ounces produced and sold		Sales		Cost of Sales		Depletion		Income (loss) before taxes		Cash from (used in) operations
Aurizona	1,421	$	1,975	$	569	$	210	$	1,196	$	1,196
Bachelor Lake	-		-		-		-		-		-
Black Fox	670		932		335		287		310		310
Ming	-		-		-		-		-		-
Santa Elena	467		650		163		101		386		386
Summit	80		111		32		16		63		63
Corporate	-		-		-		-		(1,013)		(339)
Consolidated	2,638	$	3,668	$	1,099	$	614	$	942	$	1,616

THREE MONTHS ENDED MARCH 31, 2011 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2010

The Company earned net income of $1.0 million for the three months ended March 31, 2011 compared to net income of $1.7 million for the three months ended December 31, 2010. During the three months ended March 31, 2011, the Company earned $1.0 million of net income primarily due to a gross profit of $2.0 million from the sale of 2,638 ounces of gold which was offset by administration expenses of $0.5 million and a non-cash share-based payment of $0.5 million. During the three months ended December 31, 2010, the Company earned $1.7 million of net income primarily due to a gross profit of $1.6 million from the sale of 1,939 ounces of gold and a foreign exchange gain of $1.4 million from the Company holding a portion of its cash in Canadian dollars while the Canadian dollar appreciated in value against the U.S. dollar, the Company's functional currency, which was offset by administration expenses of $0.6 million and a non-cash share-based payment of $0.2 million. Ounces of gold sold during the three months ended December 31, 2010 were lower than the three months ended March 31, 2011 as the Aurizona Mine, Santa Elena Mine, and Summit Mine began initial production late in 2010 and the Company started purchasing gold from the Black Fox Mine in 2011.

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13 SANDSTORM GOLD LTD. CHANGE IN TOTAL ASSETS Total assets increased $1.7 million from December 31, 2010 to March 31, 2011 primarily from positive operating cash flow of $1.6 million earned during the three months ended March 31, 2011. Total assets at December 31, 2010 increased primarily due to an equity financing completed on October 19, 2010 where net proceeds of $51.4 million were raised. Total assets increased during the three months ended December 31, 2009, compared to prior periods, due to the Company completing an equity financing on October 14, 2009 for net proceeds of $32.8 million. In addition, total assets increased during the three months ended June 30, 2009 due to the Company completing an equity financing on April 23, 2009 for net proceeds of $35.3 million. NON-IFRS MEASURES The Company has included in this MD&A a non-IFRS performance measure of total cash costs. This non-IFRS measure does not have any standardized meaning prescribed by IFRS, nor is it necessarily comparable with similar measures provided by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company’s total cash costs were equivalent to the Company’s costs of sales in accordance with IFRS. SUMMARY OF QUARTERLY RESULTS (Continued) THREE MONTHS ENDED MARCH 31, 2011 COMPARED TO REMAINING QUARTERS During the three months ended September 30, 2010, the Company incurred a net loss of $0.2 million primarily due to lower gross profit of $0.2 million from the sale of 257 ounces of gold. During the three months ended June 30, 2010, the Company incurred a net loss of $1.1 million primarily due to lower gross profit of $0.1 million from the sale of 126 ounces of gold and a loss of $0.7 million on the fair value of the warrant liability (see Adoption of IFRS). The Company did not have any gold sales prior to the three months ended June 30, 2010. Therefore previous quarter results are not comparable to the quarters ended June 30, 2010 and thereafter.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2011, the Company had cash of $2.8 million (December 31, 2010 - $28.5 million) and working capital of $1.9 million (December 31, 2010 - $27.9 million). Cash decreased from December 31, 2010 due to Sandstorm making payments of $13.0 million to Rambler and $14.0 million to Metanor as upfront payments in connection with their respective Gold Streams.

The Company has a further upfront payment commitment to Metanor of $6.0 million which is due September 1, 2011. The Company plans on funding this remaining commitment with working capital on hand as of March 31, 2011 and future cash flow from operations.

CONTRACTUAL OBLIGATIONS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of below and the then prevailing market price of gold	Inflationary adjustment to per ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Metanor Gold Stream, the Company has committed an additional upfront payment of $6.0 million by September 1, 2011.

The Company has a commitment to Sandstorm Metals & Energy Ltd. ("Sandstorm Metals & Energy") to share a reasonable allocation agreed to by both companies of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

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SANDSTORM GOLD LTD. SHARE CAPITAL As of June 13, 2011, the Company had 321,314,402 common shares outstanding. A summary of the Company’s outstanding share purchase options as of June 13, 2011 are as follows: Vested Exercise Price (C$) Outstanding 40,000 40,000 3,500,000 2,300,000 700,000 466,667 2,000,000 1,333,334 100,000 66,667 6,830,000 13,170,000 - Expiry Date $0.10 $0.45 $0.44 $0.67 $0.68 $0.435 July 31, 2012 June 16, 2014 July 6, 2014 July 28, 2014 May 19, 2015 Warrants Outstanding Exercise Price SSL.WT 100,544,813 SSL.WT.A 19,692,025 120,236,838 Expiry Date $0.60 $1.00 April 23, 2014 October 19, 2015 A summary of the Company’s outstanding share purchase warrants as of June 13, 2011 are as follows: The Company issued compensation warrants (the “Compensation Warrants”) to agents in 2009. Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and 4,113,319 of the Compensation Warrants were outstanding as of June 13, 2011. Each whole share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. 15 4,206,668 / November 26, 2015

SANDSTORM GOLD LTD. FINANCIAL INSTRUMENTS The Company’s financial instruments consist of cash, trade and other receivables, trade and other payables, and the warrant liability. The warrant liability represents the derivative liability from warrants issued with exercise prices denominated in Canadian dollars as the Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised. All financial instruments are initially recorded at fair value. CREDIT RISK The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. As of March 31, 2011, December 31, 2010 and January 1, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. LIQUIDITY RISK See Liquidity and Capital Resources. COMMODITY PRICE RISK See Commodity Prices under Risks to Sandstorm. OTHER RISKS The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year. 16

SANDSTORM GOLD LTD. RISKS TO SANDSTORM The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s short-form prospectus dated October 13, 2010, which is available on www.sedar.com. RISKS RELATING TO MINERAL PROJECTS To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, and the Bachelor Lake Mine (the “Mines”), the Company will be subject to the risk factors applicable to the operators of such Mines. NO CONTROL OVER MINING OPERATIONS The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. GOVERNMENT REGULATIONS The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. 17

SANDSTORM GOLD LTD. INTERNATIONAL OPERATIONS The Aurizona Mine is located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine is located in the United States of America, and each of the Ming Mine, the Black Fox Mine, and Bachelor Lake Mine is located in Canada and as such the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, the United States of America or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines. COMMODITY PRICES The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) in the case of the Aurizona Gold Stream, $400 per ounce (subject to a 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production an “Inflationary Adjustment”)) in the case of the Summit Gold Stream and $350 per ounce (subject to an Inflationary Adjustment) in the case of the Santa Elena Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. INCOME TAXES The Company has incorporated a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to taxation. 18

ADOPTION OF IFRS

Effective January 1, 2011 Canadian public listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010. The three months ended March 31, 2011is the Company's first interim reporting period under IFRS.

To prepare for the conversion to IFRS, the Company developed a plan with three phases: scope and plan, design and build, implement and review. The Company has now completed its IFRS conversion project through implementation and review. The transition to IFRS did not result in any significant changes to the Company's information technology, internal controls over financial reporting, business activities, nor disclosure controls and procedures.

Presented below are reconciliations to IFRS for the assets, liabilities, equity, total comprehensive loss and cash flows of the Company from those previously reported under GAAP.

A) TOTAL ASSETS

In 000s	Note	December 31, 2010	January 1, 2010
Total assets under GAAP and IFRS		$ 131,732	74,137

B) TOTAL LIABILITIES

In 000s	Note	December 31, 2010	January 1, 2010
Total liabilities under GAAP		$ 806	570
Adjustments for differing accounting treatments:			
Warrant liability	i	-	4,657
Total liabilities under IFRS		$ 806	5,227

C) TOTAL EQUITY

In 000s	Note	December 31, 2010	March 31, 2010	January 1, 2010
Total equity under GAAP		$ 130,926	74,574	73,567
Adjustments for differing accounting treatments:				
Warrant liability	i	-	(3,608)	(4,657)
Total equity under IFRS		$ 130,926	70,966	68,910

SANDSTORM GOLD LTD. | 19

SANDSTORM GOLD LTD. D) TOTAL COMPREHENSIVE LOSS E) CASH FLOWS F) NOTES TO IFRS RECONCILIATIONS Note Year Ended December 31, 2010 Three Months Ended March 31, 2010 In 000s Total comprehensive income (loss) under GAAP (652) 2,399 (2,838) (4,282) (4,304) (933) (3,630) - i ii Total comprehensive loss under IFRS Adjustments for differing accounting treatments: Warrant liability Financing costs $ $ There are no material differences between the cash flow statements presented under IFRS and previous GAAP. i. Warrant Liability Under GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability and are marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010. The Company is using the exemption for first-time adoption of IFRS 1, Appendix D18 not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in Canadian dollars, which were exercised prior to January 1, 2010. ii. Deferred Income Taxes During the year ended December 31, 2010, the Company recognized a deferred income tax asset for financing costs incurred prior to 2010. Prior to 2010, the Company applied a full valuation allowance against these deferred income tax assets. Under GAAP, the impact of recognizing a deferred income tax asset related to financing costs is in the Statement of Comprehensive Income (Loss) however, under IFRS the recognition of such deferred benefit is offset against financing costs in the Statement of Equity. This difference resulted in a reclassification million from retained earnings (deficit) to share capital as of December 31, 2010 and an adjustment of $0.9 comprehensive income (loss) to share capital for the year ended December 31, 2010. 20

SANDSTORM GOLD LTD. CHANGES IN ACCOUNTING POLICIES The IASB issued amendments to IFRS 1: First-time Adoption of IFRS regarding severe hyperinflation and the removal of fixed dates for first-time adopters. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued amendments to IFRS 7: Financial Instruments: Disclosures for the transfer of financial assets. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued IFRS 9: Financial Instruments which establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 3, 2013 with earlier application permitted. The IASB issued IFRS 10: Consolidated Financial Statements which supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 11: Joint Arrangements which establishes principles for financial reporting by parties to a joint Contributions by Venturers. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 12: Disclosure of Interests in Other Entities which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued amendments to IAS 12: Income Taxes for the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted. The IASB issued IAS 27: Separate Financial Statements which replace IAS 27: Consolidated and Separate Financial Statements and contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted. F) NOTES TO IFRS RECONCILIATIONS (Continued) iii. Cumulative Translation Adjustment The Company used the exemption for first-time adoption of IFRS under Appendix D13 to reclassify its translation differences of $0.2 million previously recognized in other comprehensive income under GAAP to deficit as of January 1, 2010. The net impact on total equity was $nil. 21

CHANGES IN ACCOUNTING POLICIES (Continued)

The IASB amended IAS 28: Investments in Associates and Joint Ventures which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

The Company elected to early adopt the all the above standards and amendments effective January 1, 2010.

FUTURE CHANGES IN ACCOUNTING POLICIES

The IASB issued IFRS 13: Fair Value Measurements which defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. This new standard is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

RESERVES AND RESOURCES

The Reserves and Resources in this MD&A reflect the reserves and resources for the mines at which the Company has Gold Streams, adjusted where applicable to reflect the Company's percentage entitlement to gold produced from the mines.

Proven and Probable Reserves Attributable to Sandstorm [1]

	PROVEN			PROBABLE			PROVEN & PROBABLE		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona (3,4,6-8,10-14,16)	241	1.46	11,390	2,677	1.36	112,880	2,918	1.37	124,270
Santa Elena (18-21, 24)	--	--	--	959	1.81	55,712	959	1.81	55,712
Ming (26,27,29-31)	209	3.24	21,636	183	2.61	15,340	392	2.40	36,976
Black Fox – Stockpile & Open Pit (36,37,38,40,43,44)	42	1.60	2,214	379	3.20	39,350	421	3.04	41,564
Black Fox – Underground (36,37,39,41,43,44)	--	--	--	352	5.90	67,201	352	5.90	67,201
Bachelor Lake (46,47)	39	8.33	10,349	130	7.10	29,687	168	7.38	40,036
Summit (49-51)	--	--	--	171	0.143	24,405	171	0.143	24,405
Total			45,589			344,575			390,164

SANDSTORM GOLD LTD. | 22

RESERVES AND RESOURCES (Continued)

Measured and Indicated Resources Attributable to Sandstorm [1,2]

	MEASURED			INDICATED			MEASURED & INDICATED		
	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [5,9,15-16]	255	1.44	11,730	3,336	1.29	142,001	3,591	1.33	153,731
Santa Elena [18-21,23,25]	--	--	--	1,381	1.62	71,860	1,381	1.62	71,860
Santa Elena - Underground [17-20,23-24]	--	--	--	198	1.83	11,666	198	1.83	11,666
Ming [25,26,28,32-34]	411	2.47	32,664	3,004	0.35	34,262	3,415	0.61	66,926
Black Fox – Open Pit [35-38,40-42]	--	--	--	380	4.40	54,264	380	4.40	54,264
Black Fox – Underground [35-37,39-42]	--	--	--	301	7.20	69,502	301	7.20	69,502
Bachelor Lake [45-48]	39	8.80	10,901	130	7.49	31,270	169	7.79	42,171
Total			55,295			414,825			470,120

SANDSTORM GOLD LTD. | 23

RESERVES AND RESOURCES (Continued)

Inferred Resources to Sandstorm (1,2)

	INFERRED		
	Tonnes kt	Grade Au g/t	Contained oz
Aurizona [5,9,15-16]	1,859	1.14	68,340
Santa Elena [17-20,22,26]	1,240	0.78	31,040
Santa Elena - Underground [17-20,23,24]	376	1.53	18,494
Ming [25,26,28,32-34]	591	1.83	34,695
Black Fox – Open Pit [35-37,39-42]	80	2.60	6,717
Black Fox – Underground [35-37,39-42]	14	5.80	2,585
Bachelor Lake [45-48]	85	6.52	17,873
Summit [49-51]	16	0.144	2,261
Total			182,005

SANDSTORM GOLD LTD. | 24

Notes:

1. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.
2. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

For the Aurizona Mine:

3. Aurizona Mineral Reserves are fully included in the Mineral Resources.
4. Aurizona Reserves are reported as of July 13, 2010.
5. Aurizona Resources are reported as of January 15, 2009.
6. The mineral reserve estimates set out in the table above have been prepared by Bret C. Swanson, MAusIMM, of SRK, who is a qualified person under NI 43-101. The mineral reserves are classified as proven and probable and are based on the CIM Standards.
7. Reserves based on a gold price of $750 per ounce.
8. Full mining recovery is assumed.
9. The mineral resource estimates set out in the table above have been prepared by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, who is a qualified person under NI 43-101. The mineral resources are classified as measured, indicated and inferred and are based on the CIM Standards.
10. Mine reserves are diluted along mineralized boundary to block model SMU of 10mx10mx6m.
11. An internal CoG of 0.35g/tAu was used on Saprolite Rock within the pit design; an internal CoG of 0.37g/t-Au was used on Transition Rock within the pit design; an internal CoG of 0.41g/t-Au was used on Fresh Rock within the pit design.
12. Internal CoG determination includes metallurgical recoveries of 95% in Saprolite, 93% in Transition, and 91% in Fresh ore.
13. Saprolite is rock between topography and an interpreted floor surface marking the change from highly to moderately weathered rock; Transition is rock between an (upper) interpreted Saprolite floor surface and an interpreted moderately weathered rock floor surface; and Fresh rock is rock below an (upper) interpreted Transition floor surface.
14. Gold ounces do not include metallurgical recovery losses.
15. Based on 0.3 grams per tonne cut-off grade.
16. Numbers have been rounded.

For the Santa Elena Mine:

17. Santa Elena Mineral Resources are inclusive of Mineral Reserves.
18. Santa Elena Reserves and Resources are reported as of January 2011.
19. The mineral reserve and resources estimates set out in the tables above have been prepared by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. The mineral reserves are classified as probable and the mineral resources are classified as indicated and inferred and are based on the CIM Standards.
20. Adjusted and depleted for 2010 mine production.
21. Mineral reserves are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries.
22. Mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 0.38 g/t Au equivalent at applied metallurgical recoveries.
23. Underground mineral resources are estimated using a long-term gold price of $1,000 per ounce, a long-term silver price of $18 per ounce, and a cut-off grade of 1.77 g/t Au equivalent at applied metallurgical recoveries.
24. Numbers have been rounded.

SANDSTORM GOLD LTD. | 25

SANDSTORM GOLD LTD. For the Ming Mine: 25. Ming Mineral Reserves are fully included in the Mineral Resources. 26. Ming Reserves and Resources are reported as of August 9, 2010. 28. The mineral resource estimates have been reviewed and verified by Dave Barbour, P.Geo., who is a qualified person 30. An underground cut-off was set at $70 per tonne for all longhole mining methods. 31. Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%. 32. Cut-off grades of 1.0 per cent copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25 per cent copper for the stringer sulphides. 33. Mineral resources are estimated using long-term prices of $2.50 per pound of copper, $1,000 per ounce of gold, and $15 per ounce of silver. Zinc does not contribute to the revenues. For the Black Fox Mine: 35. Black Fox Mineral Reserves are fully included in the Mineral Resources. 36. Black Fox Reserves and Resources are reported as of October 31, 2010. 37. The mineral reserves and resources have been reviewed and verified by Tim Maunula, P. Geo., who is a qualified person 38. Cut-off grade for the open-pit reserves and resources is 0.88 g/t Au. 39. Cut-off grade for the underground reserves and resources is 2.54 g/t Au. 40. Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream. 41. The estimated underground reserves include 10% unplanned dilution at 0 g/t from the backfill and 15% planned dilution at 1 g/t from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 g/t and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources. 42. The mineral resources were estimated using the ordinary kriging method. 43. The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine. 44. Contained metal in estimated reserves remains subject to metallurgical recovery losses. Notes (Continued) 26 27. The mineral reserves have been reviewed and verified by George Darling, P.Eng., who is a qualified person under NI 43-101. under NI 43-101. 29. No inferred material is included in the reserve tabulation. 34. Numbers have been rounded. under NI 43-101.

SANDSTORM GOLD LTD. For the Summit Mine: 49. Summit Mineral Reserves and Resources are reported as of December 2010. 50. The mineral reserves and resources have been reviewed and verified by Douglas F. Irving, P.Eng, who is a qualified person 51. The mineral reserves and resources are inplace, diluted material. The individual intercept grades have been cut to a maximum of 0.45 ounce Au and 45 ounce Ag per ton. Notes (Continued) Cautionary Language Regarding Reserves and Resources The technical reports supporting the scientific and technical information contained in this document are available at www.sedar.com under the profile of Luna, SilverCrest, Rambler, Brigus, Metanor, and Santa Fe, for the Aurizona Mine, Santa Elena Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, and Summit Mine respectively. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. For the Bachelor Lake Mine: 45. Bachelor Lake Mineral Reserves are fully included in the Mineral Resources. 46. Bachelor Lake Reserves and Resources are reported as of December, 2010. 47. The mineral reserves and resources have been reviewed and verified by Pascal Hamelin, P. Eng., Ing, who is a qualified 48. The underground mineral reserves have been calculated using a cut-off grade of 3.43 g/t, recovery of 90%, and dilution of 10% in the stoping areas. 27 person under NI 43-101. under NI 43-101.

SANDSTORM GOLD LTD. FORWARD LOOKING STATEMENTS This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Ming Mine or Bachelor Lake Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing six Gold Streams well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, and the Summit Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. 28

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s) - unaudited

ASSETS	Note	March 31, 2011	December 31, 2010 (Note 15)	January 1, 2010 (Note 15)
Current				
Cash		$ 2,764	$ 28,533	$ 36,709
Trade and other receivables		100	136	25
Gold inventory		42	-	-
Prepaid expenses		12	22	27
		2,918	28,690	36,761
Mineral interests	6	127,844	100,570	37,373
Deferred income tax assets	9	2,447	2,438	-
Other		265	34	3
		$ 133,474	$ 131,732	$ 74,137
LIABILITIES				
Current				
Trade and other payables		$ 1,042	806	570
Warrant liability		-	-	4,657
		1,042	806	5,227
EQUITY				
Share Capital	7	117,219	117,199	57,364
Reserves	7	21,002	20,474	15,455
Deficit		(5,789)	(6,747)	(3,909)
		132,432	130,926	68,910
		$ 133,474	$ 131,732	$ 74,137

Contractual obligations (Note 12)

ON BEHALF OF THE BOARD

"Nolan Watson" , Director

"David Dewitt" , Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 29

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the three months ended March 31
Expressed in U.S. dollars ($000s) - unaudited

	Note	2011	2010 (Note 15)
Sales		$ 3,668	$ -
Cost of Sales		1,099	-
Depletion		614	-
		1,713	-
Gross Profit		1,955	-
Expenses			
Administration expenses	8	456	386
Project evaluation		29	47
Share-based payment	7b	528	219
Income (loss) from operations		942	(652)
Loss on fair value of warrant liability		-	(3,630)
Income (loss) before taxes		942	(4,282)
Income tax recovery	9	16	-
Total comprehensive income (loss) for the period		$ 958	$ (4,282)
Basic earnings (loss) per share		$ 0.00	$ (0.02)
Diluted earnings (loss) per share		$ 0.00	$ (0.02)
Weighted average number of common shares outstanding			
Basic	7f	318,063,147	227,577,436
Diluted	7f	357,918,465	227,577,436

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 30

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three months ended March 31
Expressed in U.S. dollars ($000s) - unaudited

	Note	2011	2010
Cash provided by (used in):			
Operating activities			
Income (loss) for the period		$ 958	$ (4,282)
Items not affecting cash:			
Depletion		614	-
Deferred income tax recovery		(16)	-
Loss on warrant liability		-	3,630
Share-based payment		528	219
Unrealized foreign exchange gain		(3)	(16)
Changes in non-cash working capital	10	(465)	(343)
		1,616	(792)
Investing activities			
Acquisition of mineral interests		(27,150)	(5,057)
Acquisition of other long-term assets		(265)	-
		(27,415)	(5,057)
Financing activities			
Proceeds on exercise of warrants		-	1,440
Share issue cost recovery		32	-
		32	1,440
Effect of exchange rate changes on cash		(2)	20
Net decrease in cash		(25,769)	(4,389)
Cash – beginning of period		28,533	36,709
Cash - end of period		$ 2,764	$ 32,320

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 31

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) - unaudited

		COMMON SHARES		RESERVES				
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compensation Warrants	Deficit	Total
At January 1, 2010	15	225,938,380	$ 57,364	$ 462	$ 12,948	$ 2,045	$ (3,909)	$ 68,910
Warrants exercised	15	7,579,500	6,119	-	-	-	-	6,119
Share based compensation		-	-	219	-	-	-	219
Total comprehensive loss		-	-	-	-	-	(4,282)	(4,282)
At March 31, 2010		233,517,880	$ 63,483	$ 681	$ 12,948	$ 2,045	$ (8,191)	$ 70,966
At January 1, 2010	15	225,938,380	$ 57,364	$ 462	$ 12,948	$ 2,045	$ (3,909)	$ 68,910
Public offering		78,768,100	51,409	-	4,430	-	-	55,839
Spin-out of subsidiary (Note 14)		-	(502)	-	-	-	-	(502)
Share issue costs		-	(4,417)	-	-	-	-	(4,417)
Deferred income tax recovery of issue costs	15	-	1,818	-	-	-	-	1,818
Options exercised		6,667	3	-	-	-	-	3
Warrants exercised	15	13,350,000	11,524	-	-	-	-	11,524
Share based compensation		-	-	589	-	-	-	589
Total compresensive loss		-	-	-	-	-	(2,838)	(2,838)
At December 31, 2010		318,063,147	$ 117,199	$ 1,051	$ 17,378	$ 2,045	$ (6,747)	$ 130,926
Share issue costs		-	28	-	-	-	-	28
Deferred income tax recovery of issue costs		-	(8)	-	-	-	-	(8)
Share based compensation		-	-	528	-	-	-	528
Total comprehensive income		-	-	-	-	-	958	958
At March 31, 2011		318,063,147	$ 117,219	$ 1,579	$ 17,378	$ 2,045	$ (5,789)	$ 132,432

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. | 32

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements Sandstorm Gold Ltd. (“Sandstorm” or “the Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at: Suite 1050, 625 Howe Street, Vancouver, British Columbia, V6C 2T6. These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on June 13, 2011. Expressed in US dollars- unaudited A) STATEMENT OF COMPLIANCE These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with IAS 34: Interim Financial Reporting using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) issued as of March 31, 2011. IFRS standards require that financial statements be prepared in accordance with standards expected to be in place as at the annual reporting period, therefore changes may be required to reflect IFRS standards in place at December 31, 2011. These condensed consolidated interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). These are the Company’s first IFRS interim consolidated financial statements for the period covered by the Company’s first IFRS annual consolidated financial statements for the year ended December 31, 2011 as previously the Company prepared its consolidated annual and interim financial statements in 1. NATURE OF OPERATIONS 2. BASIS OF PRESENTATION 33 accordance with GAAP. Comparatives have been restated from GAAP to IFRS (Note 15).

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES A) PRINCIPLES OF CONSOLIDATION These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries Sandstorm Gold (Barbados) Limited, Sandstorm Gold (Canada) Ltd, and Sandstorm Gold (US) Inc. Subsidiaries are fully consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation. B) SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates. Significant areas where management’s judgement is applied and estimates are made are the recognition, impairment, and depletion expense of mineral interests, the allocation between depletable and non-depletable mineral interests, the recognition of deferred income taxes, the valuation and recognition of timing for share-based payments, the valuation of warrants issued, the valuation of financing costs, and the determination of functional currency. Expressed in US dollars- unaudited 2. BASIS OF PRESENTATION (Continued) B) BASIS OF PRESENTATION These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as explained in the accounting 34 policies in Note 3.

SANDSTORM GOLD LTD. C) FOREIGN CURRENCY TRANSLATION The reporting and the functional currency of the Company and its subsidiaries is the U.S. dollar as this is the principal currency of the economic environment in which they operate. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date. D) FINANCIAL INSTRUMENTS The Company’s financial instruments consist of cash, trade and other receivables, trade and other payables, and the warranty liability. The warrant liability represents the derivative liability from warrants issued with exercise prices denominated in Canadian dollars as the Company will receive a variable amount of cash in their functional currency of U.S. dollars when warrants are exercised. All financial instruments are initially recorded at fair value and designated as follows: The warrant liability is classified as fair value through profit and loss (“FVTPL”). For the warrant liability, it is a derivative whose fair value is determined using the Black-Scholes option pricing model (“BSM”). Cash and trade and other receivables are classified as “loans and receivables” and trade and other payables are classified as “other financial liabilities”. Cash, trade and other receivables/payables are measured at amortized cost using the effective interest method. Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables and other financial liabilities are included in the initial fair value amount. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. All gains and losses as a result of changes in fair value for FVTPL financial instruments are included in net income (loss) in the period they occur. Notes to the Consolidated Interim Financial Statements 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Expressed in US dollars- unaudited 35

SANDSTORM GOLD LTD. E) IMPAIRMENT OF FINANCIAL ASSETS The Company assesses each reporting date whether there is any objective evidence that a financial asset of a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. An impairment loss for a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rates. Impairment losses are recognized in profit and loss. For financial assets measured at amortized cost, any reversal of impairment is recognized in profit and loss. F) GOLD INVENTORY Gold inventory is valued at the lower of specifically identifiable cost and net realizable value. Costs included are the agreed upon purchase price under the Gold Stream and depletion of the applicable mineral interest. G) MINERAL INTERESTS Agreements for which settlements are called for in gold, the amount of which is based on production at the mines and capitalized on a property by property basis, are recorded at cost less accumulated depletion and impairment loss, if any. The cost of these assets is allocated to reserves, resources, and exploration potential which are estimated in the reserve estimates may impact the carrying amount of mineral interests, recognition of deferred tax assets, and depletion expense. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-delivered basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Notes to the Consolidated Interim Financial Statements Expressed in US dollars- unaudited 36 based on information compiled by qualified persons as defined under National Instrument 43-101. Periodic changes

SANDSTORM GOLD LTD. H) IMPAIRMENT OF MINERAL INTERESTS Evaluation of the carrying values of each mineral property is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value costs to sell and value in use. Estimated values in use are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves compiled by qualified persons. Estimated sales prices are determined using an average of long-term metal price forecasts by analysts. The discount rate is estimated using the average discount rate used by analysts to value precious metal royalty companies. If it is determined that the recoverable amount is less than the carrying value then an impairment is recorded with a charge to net income (loss). An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the mineral interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the mineral interest in previous periods. I) INCOME TAXES Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted by the end of the reporting date. Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized, in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A valuation allowance is recorded against any deferred tax asset if it is not probable to be realized. Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis. The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings. Notes to the Consolidated Interim Financial Statements 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Expressed in US dollars- unaudited 37

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) J) SHARE CAPITAL AND SHARE PURCHASE WARRANTS The proceeds from the issue of units are allocated between common shares and share purchase warrants with an exercise price denominated in U.S. dollars on a pro-rata basis based on relative fair values. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, BSM with market related inputs as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. K) REVENUE RECOGNITION Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of gold may be subject to adjustment upon final settlement of estimated metal prices, weights, and assays. Adjustments to revenue from metal prices are recorded monthly and other adjustments are recorded on final settlement and are offset against revenue when incurred. L) EARNINGS (LOSS) PER SHARE Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period. Expressed in US dollars- unaudited M) SHARE-BASED PAYMENTS All share-based awards made to employees are recorded at fair value and measured using the BSM. The fair value is measured at the date of grant. Share-based awards made to non-employees are measured using the fair value of goods and services received. If this value cannot be estimated reliably, the fair value of equity instruments granted determined by the BSM is used. The fair value is measured the date the goods and services are received. The BSM requires management to estimate the expected volatility and term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historical stock price of the Company or a peer if there is insufficient data using the Company’s stock price history, the expected term is estimated using historical exercise data, and the expected number of equity instruments expected to vest is estimated using historical forfeiture data. 38

SANDSTORM GOLD LTD. M) SHARE-BASED PAYMENTS (Continued) The costs of share-based awards are charged to profit and loss, with a corresponding increase in Share Option Reserves over the vesting period on a graded basis with each tranche being measured separately. For share-based awards measured using the BSM, the expected number of equity instruments expected to vest is adjusted each reporting period. No expense is recognized for share-based awards that do not ultimately vest. Previously recognized expenses are not subsequently reversed for forfeitures and unexercised stock-based awards. If and when share-based awards are ultimately exercised, the applicable amounts in Share Option Reserves are transferred to Share Capital. N) RELATED PARTY TRANSACTIONS Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties. O) SEGMENT REPORTING An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. Notes to the Consolidated Interim Financial Statements 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) Expressed in US dollars- unaudited 39

SANDSTORM GOLD LTD. A) EARLY ADOPTED JANUARY 1, 2010 The IASB issued amendments to IFRS 1: First-time Adoption of IFRS regarding severe hyperinflation and the removal of fixed dates for first-time adopters. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued amendments to IFRS 7: Financial Instruments: Disclosures for the transfer of financial assets. This amendment is effective July 1, 2011 with earlier application permitted. The IASB issued IFRS 9: Financial Instruments which establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 10: Consolidated Financial Statements which supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 11: Joint Arrangements which establishes principles for financial reporting by parties to a oint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued IFRS 12: Disclosure of Interests in Other Entities which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This new standard is effective January 1, 2013 with earlier application permitted. The IASB issued amendments to IAS 12: Income Taxes for the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted. The IASB issued IAS 27: Separate Financial Statements which replace IAS 27: Consolidated and Separate Financial Statements and contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted. The IASB amended IAS 28: Investments in Associates and Joint Ventures which prescribe the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted. The Company elected to early adopt the all the above standards and amendments effective January 1, 2010. Notes to the Consolidated Interim Financial Statements 4. CHANGES IN ACCOUNTING POLICIES Expressed in US dollars- unaudited 40

SANDSTORM GOLD LTD. B) FUTURE CHANGES IN ACCOUNTING POLICIES The IASB issued IFRS 13: Fair Value Measurements which defines fair value and sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements except in specified circumstances. This new standard is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements. FAIR VALUE HIERARCHY The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below: Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Level 3 – Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity). As at January 1, 2010, the warrant liability was classified under Level 2. The fair value of the warrant liability as of January 1, 2010 and the loss on the warrant liability during the three months ended March 31, 2010 were determined using the following weighted-average BSM assumptions: Notes to the Consolidated Interim Financial Statements 4. CHANGES IN ACCOUNTING POLICIES (Continued) 5. FAIR VALUE OF FINANCIAL INSTRUMENTS Three months ended March 31, 2010 January 1, 2010 Share price C$0.65 C$0.56 Exercise price C$0.195 C$0.195 Expected life of options 0.2 years 0.3 years Expected dividend yield 0% 0% Expected stock price volatility 40% 40% Risk-free interest rate 0.12% 0.12% Expressed in US dollars- unaudited 41

SANDSTORM GOLD LTD. CREDIT RISK The Company’s credit risk is limited to trade and other receivables in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed the Company in the ordinary course of business is not significant. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year. CURRENCY RISK The Company is exposed to the fluctuations of the Canadian to U.S. dollar as from time to time, it completes equity financings denominated in the Canadian dollar and trades the Canadian dollar proceeds to the U.S. dollar. As of March 31, 2011, December 31, 2010 and January 1, 2010, the Company held an insignificant portion of its financial instruments in Canadian dollars and was not exposed to significant currency risk. LIQUIDITY RISK The Company has an upfront payment commitment to Metanor of $6.0 million which is due September 1, 2011. The Company plans on funding this remaining commitment with working capital on hand as of March 31, 2011 and future cash flow from operations. The Company’s exposure to liquidity risk changed from December 31, 2010 due to the acquisition of the Metanor Gold Stream during the three months ended March 31, 2011. COMMODITY PRICE RISK The Company’s financial results may be significant adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major goldproducing countries throughout the world. In the event that the prevailing market price of gold is at or below the price at which the Company can purchase such gold under its Gold Streams, the Company will not generate positive cash flow on those Gold Streams. The Company’s exposure to commodity price risk has not changed significantly from the prior year. OTHER RISKS The Company is not subject to significant interest rate or other price risks and the Company’s exposure to these risks has not changed significantly from the prior year. Notes to the Consolidated Interim Financial Statements 5. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued) Expressed in US dollars- unaudited 42

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

6. MINERAL INTERESTS

A) CARRYING AMOUNT

As of March 31, 2011:

In 000s	Aurizona, Brazil	Bachelor Lake, Canada	Black Fox, Canada	Ming, Canada	Santa Elena, Mexico	Summit, U.S.A. and other	Total
Cost – January 1, 2011	$ 19,977	$ -	$ 56,470	$ 7,062	$ 13,342	$ 4,063	$ 100,914
Upfront payments	-	14,000	-	13,000	-	-	27,000
Direct costs	-	833	49	6	-	-	888
Cost – March 31, 2011	19,977	14,833	56,519	20,068	13,342	4,063	128,802
Accumulated depletion – January 1, 2011	(295)	-	-	-	(42)	(7)	(344)
Depletion	(210)	-	(287)	-	(101)	(16)	(614)
Accumulated depletion – March 31, 2011	(505)	-	(287)	-	(143)	(23)	(958)
Carrying amount – March 31, 2011	$ 19,472	$ 14,833	$ 56,232	$ 20,068	$ 13,199	$ 4,040	$ 127,844

As of December 31, 2010:

In 000s	Aurizona, Brazil	Bachelor Lake, Canada	Black Fox, Canada	Ming, Canada	Santa Elena, Mexico	Summit, U.S.A. and other	Total
Cost – January 1, 2010	$ 19,963	-	$ -	$ -	$ 13,346	$ 4,064	$ 37,373
Upfront payments	-	-	56,300	7,000	-	-	63,300
Direct costs	14	-	170	62	(4)	(1)	241
Cost – December 31, 2010	19,977	-	56,470	7,062	13,342	4,063	100,914
Accumulated depletion – January 1, 2010	-	-	-	-	-	-	-
Depletion	-	-	-	-	-	-	-
Accumulated depletion – December 31, 2010	(295)	-	-	-	(42)	(7)	(344)
Carrying amount – December 31, 2010	$ 19,682	-	$ 56,470	$ 7,062	$ 13,300	$ 4,056	$ 100,570

SANDSTORM GOLD LTD. | 43

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

6. MINERAL INTERESTS (Continued)

A) CARRYING AMOUNT (Continued)

As of January 1, 2010:

In 000s	Aurizona, Brazil	Bachelor Lake, Canada	Black Fox, Canada	Ming, Canada	Santa Elena, Mexico	Summit, U.S.A. and other	Total
Upfront payments	$ 19,702	-	-	-	$ 13,210	$ 4,010	$ 36,922
Direct costs	261	-	-	-	136	54	451
Cost and carrying amount – January 1, 2010	19,963	-	-	-	13,346	4,064	37,373

B) DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depreciated on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

March 31, 2011

In 000s	Depletable	Non-Depletable	Total
Aurizona	$ 16,519	$ 2,953	$ 19,472
Bachelor Lake	13,845	988	14,833
Black Fox	52,846	3,386	56,232
Ming	13,389	6,679	20,068
Santa Elena	10,969	2,230	13,199
Summit	4,003	37	4,040
Total	$ 111,571	$ 16,273	$ 127,844

SANDSTORM GOLD LTD. | 44

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

6. MINERAL INTERESTS (Continued)

B) DEPLETABLE VS. NON-DEPLETABLE BALANCES (Continued)

	December 31, 2010			January 1, 2010		
In 000s	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Aurizona	$ 16,727	$ 2,955	$ 19,682	$ 16,936	$ 3,027	$ 19,963
Black Fox	53,088	3,382	56,470	-	-	-
Ming	5,008	2,054	7,062	-	-	-
Santa Elena	10,105	3,195	13,300	10,150	3,196	13,346
Summit and other	4,056	-	4,056	4,054	10	4,064
Total	$ 88,984	$ 11,586	$ 100,570	$ 31,140	$ 6,233	$ 37,373

C) SUMMARY OF GOLD STREAMS

BACHELOR LAKE GOLD STREAM

On January 17, 2011 the Company entered into a Gold Stream agreement with Metanor Resources Inc. ("Metanor") to purchase 20% of the life of mine gold produced from Metanor's Bachelor Lake gold mine located in Quebec, Canada ("Bachelor Lake Mine") for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Sandstorm made upfront payments of $14.0 million and will make a further upfront payment of $6.0 million on September 1, 2011. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next six years.

OTHER GOLD STREAMS

The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold.

The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.'s ("Brigus") open pit and underground Black Fox mine, located in Canada (the "Black Fox Mine") and 10% of the life of mine gold produced from Brigus' Black Fox extension, which includes a portion of Brigus' Pike River concessions for a per ounce cash payment of the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

SANDSTORM GOLD LTD. | 45

SANDSTORM GOLD LTD. OTHER GOLD STREAMS (Continued) The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment of the lesser of $350 and the then prevailing market price of gold. The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment of the lesser of $400 and the then prevailing market price of gold. During the three months ended March 31, 2011, the Company agreed to defer the deadline of Santa Fe’s production guarantee to deliver a certain minimum number amounts of payable gold to Sandstorm from June 2011 to June 2012 in exchange for 700 ounces of gold which are expected to be delivered to the Company during the second quarter of 2011. A) SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value. B) STOCK OPTIONS The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant. 7. SHARE CAPITAL AND RESERVES Notes to the Consolidated Interim Financial Statements 6. MINERAL INTERESTS (Continued) Expressed in US dollars- unaudited 46

SANDSTORM GOLD LTD. (Continued) Notes to the Consolidated Interim Financial Statements B) STOCK OPTIONS (Continued) 7. SHARE CAPITAL AND RESERVES A summary of the Company’s options and the changes for the period are as follows: A summary of the Company’s options as of March 31, 2011 as follows: The weighted-average exercise price for exercisable options is C$0.44. Exercisable Expiry Date Price per Share (C$) Number Outstanding 40,000 3,600,000 700,000 2,000,000 100,000 6,830,000 13,270,000 40,000 2,400,000 466,667 1,333,334 33,334 - 4,273,335 $0.10 $0.45 $0.44 $0.435 $0.67 $0.68 July 31, 2012 June 16, 2014 July 6, 2014 July 28, 2014 May 19, 2015 November 26, 2015 Number of Options Weighted average exercise price (C$) Options outstanding at January 1, 2010 Granted Exercised Forfeited 6,350,000 6,980,000 (6,667) (3,333) 0.68 0.44 0.45 0.45 Options outstanding at December 31, 2010 13,320,000 0.57 Forfeited (50,000) 0.68 Options outstanding at March 31, 2011 13,270,000 0.57 Expressed in US dollars- unaudited 47

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements (Continued) B) STOCK OPTIONS (Continued) C) SHARE PURCHASE WARRANTS 7. SHARE CAPITAL AND RESERVES A summary of share-based payment recognized is as follows: A summary of the Company’s warrants and the changes for the period are as follows: A summary of the Company’s warrants as of March 31, 2011 is as follows: Number of Warrants Warrants outstanding at January 1, 2010 Warrants outstanding at December 31, 2010 and March 31, 2011 112,694,186 19,692,025 (13,350,000) 119,036,211 Issued Exercised $ $ Price per Share Expiry Date Number 99,344,186 19,962,025 119,036,211 April 23, 2014 October 19, 2015 $0.60 $1.00 For the three months ended March 31, In 000s 2011 2010 Employees 100 485 528 219 43 119 Non-Employees $ $ $ $ Expressed in US dollars- unaudited 48

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements D) COMPENSATION WARRANTS E) ESCROWED SECURITIES F) DILUTED INCOME (LOSS) PER SHARE 7. SHARE CAPITAL AND RESERVES (Continued) The Company has 7,014,574 Compensation Warrants outstanding as of March 31, 2011 (January 1, 2010 and December 31, 2010 – 7,014,574). Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014. As of March 31, 2011, there were nil shares held in escrow (January 1, 2010 – 5,592,000 and December 31, 2010 – nil). As of March 31, 2011, there were nil warrants held in escrow (January 1, 2010 - 4,428,000 and December 31, 2010 - nil). Diluted income (loss) per share is calculated based on the following: Three months ended March 31, In $000s 2011 2010 $ $ $ $ Comprehensive income (loss) Add: loss on warrant liability Comprehensive income (loss) for purposes of determining basic and diluted income (loss) per share Basic weighted average number of shares Effect of dilutive securities Compensation warrants - shares Compensation warrants - warrants Stock options Warrants Diluted weighted average number of common shares 958 - 958 318,063,147 4,719,058 842,849 4,614,235 29,679,176 357,918,465 (4,282) 3,630 (652) 227,577,436 -- -- -- -- 227,577,436 Expressed in US dollars- unaudited 49

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements F) DILUTED INCOME (LOSS) PER SHARE (Continued) The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: 7. SHARE CAPITAL AND RESERVES (Continued) 8. ADMINISTRATION EXPENSES For the three months ended March 31, 2011 2010 Compensation warrants- shares Compensation warrants- warrants Stock options Warrants -- -- -- 19,692,025 7,014,574 3,507,287 6,350,000 105,114,686 The administration expenses for the Company are broken down as follows: 341 (5) -- 120 -- 456 216 (13) (23) 36 170 386 Three months ended March 31, In 000s 2011 2010 $ $ $ $ Corporate administration Finance income Foreign exchange gain Professional fees Spin-out fees Expressed in US dollars- unaudited 50

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

9. INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items:

	Three months ended March 31,			
In 000s		2011		2010
Income (loss) before income taxes	$	942	$	(4,282)
Canadian federal and provincial income tax rates		26.5%		28.5%
Income tax expense (recovery) based on the above rates		250		(1,220)
Increase (decrease) due to:				
Permanent differences		88		962
Difference between statutory and foreign tax rates		(354)		192
Change in valuation allowance		--		66
Income and deferred tax recovery	$	(16)	$	--

The components of deferred income taxes are as follows:

In 000s		March 31, 2011		December 31, 2010		January 1, 2010
Deferred Income Tax Assets						
Mineral property and equipment	$	-	$	28	$	30
Non-capital loss		683		592		70
Share issue costs		1,811		1,818		1,223
Value of deferred income tax assets		2,494		2,438		1,323
Valuation allowance		-		--		(1,273)
Deferred income tax assets		2,494		2,438		50
Deferred Income Tax Liabilities						
Mineral property and equipment	$	47	$	--	$	--
Unrealized foreign exchange gains		--		--		50
Deferred income tax liabilities		47		--		50
Deferred income tax asset, net		2,447		2,438		--

A valuation allowance has been recorded against the potential deferred income tax assets as at January 1, 2010 as their utilization was not considered more likely than not.

SANDSTORM GOLD LTD. | 51

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements 9. INCOME TAXES (Continued) 11. KEY MANAGEMENT PERSONNEL COMPENSATION 10. SUPPLEMENTAL CASH FLOW INFORMATION The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows: The remuneration of directors and other members of key management is as follows: Expiration Non-capital loss carry-forwards Non-capital loss carry-forwards 2,593 1,711 Canada Barbados 2029-2031 2018-2020 In 000s Location Amount $ Three months ended March 31, In 000s 2011 2010 $ $ $ $ Change in non-cash working capital Trade and other receivables Gold inventory Prepaid expenses Trade and other payables 40 (42) 9 (472) (465) 8 - (20) (331) (343) Three months ended March 31, In 000s 2011 2010 $ $ $ $ Short-term employee benefits Share-based payments 139 441 580 78 93 171 Expressed in US dollars- unaudited 52

SANDSTORM GOLD LTD. Notes to the Consolidated Interim Financial Statements 12. CONTRACTUAL OBLIGATIONS A) GOLD STREAMS B) SANDSTORM METALS & ENERGY In connection with its Gold Streams, the Company has committed to purchase the following: The Company has a commitment to Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to share a reasonable allocation agreed to by both companies of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2011-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs. In connection with the Metanor Gold Stream, the Company has committed an additional upfront payment of $6.0 million by September 1, 2011. % of life of mine gold Per ounce cash payment: lesser of below and the then prevailing market price of gold Gold Stream Aurizona 20% 20% 12% 17% Bachelor Lake Black Fox Ming Santa Elena Summit Inflationary adjustment to per ounce cash payment 25% of the first 175,000 ounces of gold produced, and 12% thereafter 50% of the first 10,000 ounces of gold produced, and 22% thereafter $500 $500 $400 $400 $nil $350 1% annual inflationary adjustment beginning on February 9, 2014 An inflationary adjustment beginning in 2013, not to exceed 2% per annum N/A 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production 1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production Expressed in US dollars- unaudited 53 None

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

13. SEGMENTED INFORMATION

The Company's reportable segments are summarized in the tables below:

Three months ended March 31, 2011

In 000s	Sales	Cost of Sales	Depletion	Income (loss) before taxes	Cash from (used in) operations
Aurizona	$ 1,975	$ 569	$ 210	$ 1,196	$ 1,196
Bachelor Lake	-	-	-	-	-
Black Fox	932	335	287	310	310
Ming	-	-	-	-	-
Santa Elena	650	163	101	386	386
Summit	111	32	16	63	63
Corporate	-	-	-	(1,013)	(339)
Consolidated	$ 3,668	$ 1,099	$ 614	$ 942	$ 1,616

Three months ended March 31, 2010

In 000s	Sales	Cost of Sales	Depletion	Loss before taxes	Cash from (used in) operations
Aurizona	$ -	$ -	$ -	$ -	$ -
Bachelor Lake	-	-	-	-	-
Ming	-	-	-	-	-
Santa Elena	-	-	-	-	-
Summit	-	-	-	-	-
Other	-	-	-	-	-
Corporate	-	-	-	(4,282)	(792)
Consolidated	$ -	$ -	$ -	$ (4,282)	$ (792)

SANDSTORM GOLD LTD. | 54

Notes to the Consolidated Interim Financial Statements
Expressed in US dollars- unaudited

13. SEGMENTED INFORMATION (Continued)

	Total Assets		
In 000s	March 31, 2011	December 31, 2010	January 1, 2010
Aurizona	$ 19,473	$ 19,682	$ 19,963
Bachelor Lake	14,833	-	-
Black Fox	56,274	56,470	-
Ming	20,068	7,062	-
Santa Elena	13,199	13,300	13,346
Summit	4,040	4,113	4,054
Corporate	5,587	31,105	36,774
Consolidated	133,474	131,732	74,137

14. SPIN-OUT OF SANDSTORM METALS & ENERGY

On January 4, 2010, Sandstorm incorporated a wholly owned subsidiary Sandstorm Metals & Energy. On May 13, 2010, Sandstorm transferred its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals & Energy in exchange for 6,836,810 common shares of Sandstorm Metals & Energy. Sandstorm thereafter distributed all of its common shares held in Sandstorm Metals & Energy to Sandstorm shareholders. As a result, Sandstorm Metals & Energy is no longer a subsidiary of Sandstorm. Fees expensed for this transaction during the three months ended March 31, 2010 were $170,110.

SANDSTORM GOLD LTD. | 55

SANDSTORM GOLD LTD. C) TOTAL EQUITY Note December 31, 2010 March 31, 2010 January 1, 2010 In 000s Total equity under GAAP 73,567 74,574 130,926 130,926 68,910 70,966 - (4,657) (3,608) i Total equity under IFRS Adjustments for differing accounting treatments: Warrant liability $ $ Notes to the Consolidated Interim Financial Statements 15. FIRST TIME ADOPTION OF IFRS The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1: First-time Adoption of International Financing Reporting Standards, IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under GAAP taken to deficit unless certain exemptions are applied. Presented below are reconciliations to IFRS the assets, liabilities, equity, total comprehensive loss and cash flows of the Company from those previously reported under GAAP. B) TOTAL LIABILITIES Note December 31, 2010 January 1, 2010 In 000s Total liabilities under GAAP 570 806 806 5,227 - 4,657 i Total liabilities under IFRS Adjustments for differing accounting treatments: Warrant liability $ $ A) TOTAL ASSETS Note December 31, 2010 January 1, 2010 In 000s Total assets under GAAP and IFRS 74,137 131,732 $ Expressed in US dollars- unaudited 56

SANDSTORM GOLD LTD. E) CASH FLOWS F) NOTES TO IFRS RECONCILIATIONS There are no material differences between the cash flow statements presented under IFRS and previous GAAP. i. Warrant Liability Under GAAP, warrants are accounted for at their carrying value within shareholders’ equity. Under IFRS, warrants that have an exercise price denominated in a currency other than the Company’s functional currency meet the definition of a derivative liability and are recorded as a financial liability initially at fair value and subsequently marked-to-market each period. The warrants issued in the April 2008 private placement (the “April 2008 Warrants”) have an exercise price denominated in Canadian dollars, which was the Company’s functional currency when these warrants were issued. Effective April 1, 2009, the Company changed its functional currency from the Canadian dollar to the U.S. dollar, and in accordance with IFRS, the April 2008 Warrants ceased to meet the definition of an equity instrument and will be recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value, upon transition, being recognized in equity. Subsequent changes in the fair value of the April 2008 Warrants were recognized as gains or losses in the Statement of Comprehensive Income (Loss) until they were exercised by April 2010. The Company used the exemption for first-time adoption of IFRS 1, Appendix D18 not to recognize any financial liabilities resulting from its warrants issued prior to January 1, 2010 with an exercise price denominated in Canadian dollar which were exercised prior to January 1, 2010. D) TOTAL COMPREHENSIVE LOSS Notes to the Consolidated Interim Financial Statements 15. FIRST TIME ADOPTION OF IFRS (Continued) Note Year Ended December 31, 2010 Three Months Ended March 31, 2010 In 000s Total comprehensive income (loss) under GAAP (652) 2,399 (2,838) (4,282) (4,304) (933) (3,630) - i ii Total comprehensive loss under IFRS Adjustments for differing accounting treatments: Warrant liability Financing costs $ $ Expressed in US dollars- unaudited 57

SANDSTORM GOLD LTD. ii. Deferred Income Taxes During the year ended December 31, 2010, the Company recognized a deferred income tax asset for financing costs incurred prior to 2010. Prior to 2010, the Company applied a full valuation allowance against these deferred income tax assets. Under GAAP, the impact of recognizing a deferred income tax asset related to financing costs is recognized in the Statement of Comprehensive Income (Loss), however, under IFRS the recognition of such deferred income tax benefit is offset against financing costs in the Statement of Equity. This difference resulted in a reclassification of $0.9 million from (deficit to share capital as of December 31, 2010 and an adjustment of $0.9 million from comprehensive income (loss) to share capital for the year ended December 31, 2010. iii. Cumulative translation adjustment The Company used the exemption for first-time adoption of IFRS under Appendix D13 to reclassify its translation differences of $0.2 million previously recognized in other comprehensive income under GAAP to deficit as of January 1, 2010. The net impact on total equity was $nil. Notes to the Consolidated Interim Financial Statements 15. FIRST TIME ADOPTION OF IFRS (Continued) Expressed in US dollars- unaudited 58